UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Digital Brands Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25401N309

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25401N309
1.	Names of Reporting Persons Norwest Venture Partners XI, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,969
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 7,969
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,969
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

2

CUSIP No. 25401N309
1.	Names of Reporting Persons Genesis VC Partners XI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,969
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 7,969
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,969
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) OO

3

CUSIP No. 25401N309
1.	Names of Reporting Persons Norwest Venture Partners XII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,969
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 7,969
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,969
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

4

CUSIP No. 25401N309
1.	Names of Reporting Persons Genesis VC Partners XII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,969
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 7,969
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,969
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) OO

5

CUSIP No. 25401N309
1.	Names of Reporting Persons NVP Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 15,938
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 15,938
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,938
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) OO

6

CUSIP No. 25401N309
1.	Names of Reporting Persons Promod Haque
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 15,938
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 15,938
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,938
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) IN

7

CUSIP No. 25401N309
1.	Names of Reporting Persons Jeffrey Crowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 15,938
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 15,938
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,938
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) IN

8

CUSIP No. 25401N309
1.	Names of Reporting Persons Jon E. Kossow
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 15,938
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 15,938
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,938
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) IN

9

Item 1.

	(a)	Name of Issuer Digital Brands Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4700 S. Boyle Ave. Vernon, CA 90058

Item 2.
(a)

Name of Person Filing

1. Norwest Venture Partners XI, LP

2. Genesis VC Partners XI, LLC

3. Norwest Venture Partners XII, LP

4. Genesis VC Partners XII, LLC

5. NVP Associates, LLC

6. Promod Haque

7. Jeffrey Crowe

8. Jon E. Kossow

	(b)	Address of Principal Business Office or, if none, Residence 525 University Ave, Suite 800 Palo Alto, CA 94301
(c)

Citizenship

Entities:          Norwest Venture Partners XI, LP   -      Delaware

Genesis VC Partners XI, LLC -      Delaware

Norwest Venture Partners XII, LP   -      Delaware

Genesis VC Partners XII, LLC -      Delaware

NVP Associates   -      Delaware

Individuals:   Crowe                     -      United States of America

Haque                    -      United States of America

Kossow                 -      United States of America

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 25401N309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

10

Item 4.	Ownership

(1) Norwest Venture Partners XI, LP (“NVP XI”): At December 31, 2022, NVP XI owned of record 7,969 shares of Issuer’s common stock (“Common Stock”). This amount represents 0.5% of the total shares of Common Stock outstanding at this date.

(2) Genesis VC Partners XI, LLC (“Genesis XI”): At December 31, 2022, Genesis XI may be deemed to have beneficially owned, by virtue of its status as general partner of NVP XI, 7,969 shares of Common Stock. This amount represents 0.5% of the total shares of Common Stock outstanding at this date.

(3) Norwest Venture Partners XII, LP (“NVP XII”): At December 31, 2022, NVP XII owned of record 7,969 shares of Issuer’s Common Stock (“Common Stock”). This amount represents 0.5% of the total shares of Common Stock outstanding at this date.

(4) Genesis VC Partners XII, LLC (“Genesis XII”): At December 31, 2022, Genesis XII may be deemed to have beneficially owned, by virtue of its status as general partner of NVP XII, 7,969 shares of Common Stock. This amount represents 0.5% of the total shares of Common Stock outstanding at this date.

(5) NVP Associates, LLC (“NVP Associates”): At December 31, 2022, NVP Associates may be deemed to have beneficially owned 15,938 shares of Common Stock consisting of the following: (1) 7,969 shares of Common Stock by virtue of its status as managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares; and (2) 7,969 shares of Common Stock by virtue of its status as managing member of Genesis XII, the general partner of NVP XII, the record owner of such shares. This amount represents 1.0% of the total shares of Common Stock outstanding at this date.

(6) Promod Haque: At December 31, 2022, Promod Haque may be deemed to have beneficially owned 15,938 shares of Common Stock consisting of the following: (1) 7,969 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares; and (2) 7,969 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, the general partner of NVP XII, the record owner of such shares. This amount represents 1.0% of the total shares of Common Stock outstanding at this date.

(7) Jeffrey Crowe: At December 31, 2022, Jeffrey Crowe may be deemed to have beneficially owned 15,938 shares of Common Stock consisting of the following: (1) 7,969 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares; and (2) 7,969 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, the general partner of NVP XII, the record owner of such shares. This amount represents 1.0% of the total shares of Common Stock outstanding at this date.

(8) Jon E. Kossow: At December 31, 2022, Jon E. Kossow may be deemed to have beneficially owned 15,938 shares of Common Stock consisting of the following: (1) 7,969 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XI, the general partner of NVP XI, the record owner of such shares; and (2) 7,969 shares of Common Stock by virtue of his status as co-Chief Executive Officer of NVP Associates, the managing member of Genesis XII, the general partner of NVP XII, the record owner of such shares. This amount represents 1.0% of the total shares of Common Stock outstanding at this date.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Norwest Venture Partners XI, LP

By	Genesis VC Partners XI, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XI, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Norwest Venture Partners XII, LP

By	Genesis VC Partners XII, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XII, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

13

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jon E. Kossow

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

14

Exhibit(s):

A	Joint Filing Agreement

15

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Digital Brands Group Inc. is filed on behalf of each of us.

Dated: February 14, 2023

Norwest Venture Partners XI, LP

By	Genesis VC Partners XI, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XI, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Norwest Venture Partners XII, LP

By	Genesis VC Partners XII, LLC
Its	General Partner

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

Genesis VC Partners XII, LLC

By	NVP Associates, LLC,
Its:	Managing Member

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

NVP Associates, LLC

By:	/s/ Matthew De Dominicis
Name: Matthew De Dominicis
Title: Chief Financial Officer

16

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Promod Haque

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jeffrey Crowe

/s/ Matthew De Dominicis
Matthew De Dominicis,
as Attorney-in-fact for Jon E. Kossow

17